SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B),
        (C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
                             (AMENDMENT NO. ______)*

                               Genta Incorporated
                            ------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                   -------------------------------------------
                         (Title of Class of Securities)


                                    37245M504
                               -----------------
                                 (CUSIP Number)


                                September 4, 2009
                            -----------------------
             (Date of Event Which Requires Filing of This Statement)




  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                      --------------------------------
CUSIP NO. 37245M603             13G                        PAGE 2 OF 8 PAGES
-------------------- -----------------------------------------------------------
         1           NAMES OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     CAT TRAIL PRIVATE EQUITY FUND, LLC
-------------------- -----------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [_]

                                                                        (b) [X]
-------------------- -----------------------------------------------------------
         3           SEC USE ONLY
-------------------- -----------------------------------------------------------
         4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     VIRGINIA
-------------------- -----------------------------------------------------------
                                               5     SOLE VOTING POWER
                                                       0
                NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
             EACH REPORTING
               PERSON WITH
------------------ -------------------------------------------------------------
                                               6     SHARED VOTING POWER
                                                     17,754,451
------------------ -------------------------------------------------------------
                                               7     SOLE DISPOSITIVE POWER
                                                     0
------------------ -------------------------------------------------------------
                                               8     SHARED DISPOSITIVE POWER
                                                     17,754,451
------------------ -------------------------------------------------------------
         9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                   17,754,451
------------------ -------------------------------------------------------------
        10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                   CERTAIN SHARES       [_]

------------------ -------------------------------------------------------------
        11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   10.0% (with rounding; actual amount slightly less than 10.0%)
------------------ -------------------------------------------------------------
        12         TYPE OF REPORTING PERSON

                   OO
------------------ -------------------------------------------------------------

---------------------------------------                -------------------------
CUSIP NO. 37245M603                     13G              PAGE 4 OF 8 PAGES
-------------------- -----------------------------------------------------------
         1           NAMES OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     David Dekker
-------------------- -----------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_]
                                                                       (b) [X]
-------------------- -----------------------------------------------------------
         3           SEC USE ONLY
-------------------- -----------------------------------------------------------
         4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
-------------------- -----------------------------------------------------------
                                                 5         SOLE VOTING POWER
                                                           0
                NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
             EACH REPORTING
               PERSON WITH
-------------------- -----------------------------------------------------------
                                              6         SHARED VOTING POWER
                                                        17,754,451
-------------------- -----------------------------------------------------------
                                              7         SOLE DISPOSITIVE POWER
                                                        0
-------------------- -----------------------------------------------------------
                                              8         SHARED DISPOSITIVE POWER
                                                        17,754,451
-------------------- -----------------------------------------------------------
         9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     17,754,451
-------------------- -----------------------------------------------------------
        10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                     CERTAIN SHARES       [_]

-------------------- -----------------------------------------------------------
        11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     10.0% (with rounding; actual amount slightly
                     less than 10.0%)
-------------------- -----------------------------------------------------------
        12           TYPE OF REPORTING PERSON

                     IN
-------------------- -----------------------------------------------------------

ITEM 1(A).        NAME OF ISSUER:

                  Genta Incorporated, a Delaware corporation (the "Issuer")

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  200 Connell Drive, Berkeley Heights, NJ  07922

ITEM 2(A).        NAME OF PERSON FILING:

                  This Statement on Schedule 13G (this "Statement") is filed by Cat Trail Private Equity Fund, LLC ("Cat Trail Private Equity") and David Dekker, the managing member of Cat Trail Private Equity.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  8 Wells Hill Road, Weston, CT 06883

ITEM 2(C).        CITIZENSHIP:

                  Cat Trail Private Equity is a Virginia limited liability company. Mr. Dekker is a United States citizen.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.001 per share (the "Common Stock")

ITEM 2(E).        CUSIP NUMBER:

                  37245M504

ITEM 3.

                  Not applicable.

ITEM 4.           OWNERSHIP.

                  (a) Amount Beneficially Owned:

                  CAT TRAIL PRIVATE EQUITY. Cat Trail Private Equity is the beneficial owner of 17,754,451 shares of Common Stock, comprised of (i) 9,876,662 shares of Common Stock and (ii) 7,877,789 shares of Common Stock issuable upon conversion of $787,778.90 face amount of the Issuer's 8% Unsecured Subordinated Convertible Promissory Note due July 2011 (the "July 2011 Notes"). Cat Trail Private Equity shares voting and dispositive power over such shares with David Dekker.

                  Cat Trail Private Equity holds $290,864.10 face amount of July 2011 Notes in addition to the $787,778.90 face amount referred to above. The July 2011 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer's Common Stock. Accordingly, Cat Trail Private Equity does not have beneficial ownership of the Common Stock issuable upon conversion of the additional $290,864.10 face amount of July 2011 Notes.

                  Cat Trail Private Equity holds $450,000 face amount of the Issuer's 8% Senior Secured Convertible Promissory Notes due April 2012 (the "April 2012 Notes"). Cat Trail Private Equity also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $450,000 face amount of the April 2012 Notes. In addition, Cat Trail Private Equity has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $1,556,250 face amount of the April 2012 Notes. The April 2012 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 4.999% of the Issuer's Common Stock. Accordingly, Cat Trail Private Equity does not have beneficial ownership of the Common Stock issuable upon conversion of the April 2012 Notes.

                  Cat Trail Private Equity holds a warrant to purchase 1,125,000 shares of the Issuer's Common Stock at an exercise price of $0.01 per share (the "April 2009 Warrant"), a warrant to purchase 405,000 shares of the Issuer's Common Stock at an exercise price of $0.02 per share (the "July 2009 Warrant") and a warrant to purchase 2,291,608 shares of the Issuer's Common Stock at an exercise price of $0.02 per share (the "September 2009 Warrant"). The April 2009 Warrants are not exercisable until October 2, 2009, and then are only exercisable to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer's Common Stock. The July 2009 Warrants are not exercisable until January 7, 2010, and then are only exercisable to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer's Common Stock. The September 2009 Warrants are not exercisable until March 4, 2010, and then are only exercisable to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer's Common Stock. Accordingly, Cat Trail Private Equity does not have beneficial ownership of the Common Stock issuable upon exercise of the April 2009 Warrant, the July 2009 Warrant or the September 2009 Warrant.

                  DAVID DEKKER. David Dekker, as the managing member of Cat Trail Private Equity, may be deemed to beneficially own the 17,754,451 shares held or acquirable by Cat Trail Private Equity. Mr. Dekker shares voting and dispositive power over such shares with Cat Trail Private Equity.

                  Mr. Dekker disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

                  (b) Percent of Class:

                  Cat Trail Private Equity       10.0% (with rounding)
                  David Dekker                   10.0% (with rounding)

                  The percentages set forth above are calculated based upon 169,684,485 shares of Common Stock issued and outstanding on September 11, 2009. The number of issued and outstanding shares on such date was provided by the Issuer.

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:

                           Cat Trail Private Equity          0 shares
                           David Dekker                      0 shares

                           (ii) shared power to vote or to direct the vote:

                           Cat Trail Private Equity      17,754,451 shares
                           David Dekker                  17,754,451 shares

                           (iii) sole power to dispose or to direct the disposition of:

                           Cat Trail Private Equity        0 shares
                           David Dekker                    0 shares

                           (iv) shared power to dispose or to direct the disposition of:

                           Cat Trail Private Equity         17,754,451 shares
                           David Dekker                     17,754,451 shares

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS:

                  Exhibit A - Joint Filing Agreement, dated September 14, 2009.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 14, 2009

CAT TRAIL PRIVATE EQUITY FUND, LLC

By: /s/ David Dekker
    ----------------------------
    David Dekker, Managing Member


    /s/ David Dekker
    ----------------------------
    David Dekker

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.001 par value, of Genta Incorporated and further agree to the filing of this agreement as an exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Dated: September 14, 2009

                                           CAT TRAIL PRIVATE EQUITY FUND, LLC

                                           By: /s/ David Dekker
                                               ---------------------------------
                                               David Dekker, Managing Member



                                               /s/ David Dekker
                                               ---------------------------------
                                               David Dekker